O L S H A N

1325 AVENUE OF THE AMERICAS ▪ NEW YORK, NEW YORK 10019
TELEPHONE: 212.451.2300 ▪ FACSIMILE: 212.451.2222

June 10, 2021

<u>BY OVERNIGHT DELIVERY AND E-MAIL</u>

David J. Berger, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304-1050

      Re: <u>Demand for Inspection of Books and Records of Box, Inc. Pursuant to 8 *Del. C.* § 220</u>

Dear Mr. Berger:

We are in receipt of your June 3, 2021, letter (the "**June 3 Letter**") in response to Starboard Value LP's May 20, 2021, demand for books and records pursuant to 8 *Del. C.* § 220 (the "**Demand**"). We write to address certain matters addressed in your June 3 Letter. Unless otherwise defined, capitalized terms herein have the same meaning as in the Demand.

As a threshold matter, we vigorously disagree with your contention that the Demand is deficient.

The Demand states seven purposes for Starboard's requested books and records inspection. These include (but are not limited to) (i) investigating potential wrongdoing and breaches of fiduciary duties by members of the Board in connection with the Strategic Review, the Investment Agreement, the Series A Financing, the Dutch Self-Tender, and the Company's decision to extend the nomination deadline for the 2021 Annual Meeting, and (ii) assisting Starboard in determining the degree of change that it believes is necessary on the Board, including the number of director candidates to seek election for at the upcoming 2021 Annual Meeting. These purposes are not only proper under Delaware law (a fact which your June 3 Letter does not dispute), but are also directly aligned with the interests of the Company's stockholders.

Instead, your June 3 Letter contends that the Demand is deficient because "it does not establish a credible basis to infer any corporate wrongdoing." (June 3 Letter at 2.) Your contention is wrong. Among other things, the Demand demonstrates that there are, at a *minimum*, "legitimate issues of wrongdoing" related to the Board's decision to enter into the Investment Agreement and Series A Financing with the KKR Investors and to pair the Series A Financing with the Dutch Self-Tender at a time when the Company had ample cash on its balance sheet and projected approximately $170 million of free cash flow in fiscal year 2022. *See AmerisourceBergen Corp. v. Lebanon Cty. Empl. Ret. Fund*, 243 A.3d 417, 427 (Del. 2020), citing *Seinfeld v. Verizon Comms., Inc.*, 909 A.2d 117, 123 (Del. Sup. 2006). The Demand clearly explains that Starboard seeks to investigate whether these transactions had a legitimate basis, because they appear to have been designed as an entrenchment mechanism to "buy the vote" ahead of a potential election contest with Starboard. Indeed, the Demand specifies that "the Board's goal in completing the Series A Financing was simply to substitute common stockholders who have the ability to vote as they wish with supportive preferred investors who, until recently, were legally bound to vote in accordance with the Board's recommendations." (Demand at 5.) The Board's about-face on the KKR Investors' voting obligations in response to the recent class action lawsuit filed against the Board only further demonstrates the Board's defensive and entrenchment-minded motives and provides further evidence of wrongdoing.

It is telling that your June 3 Letter makes no attempt to defend substantively the Board's transparent defensive maneuvers, other than to note throughout your letter that they received the Board's "unanimous approval." (June 3 Letter at 2, 3, 4.) Having raised important, compelling issues related to the Board's entrenchment motives underlying these transactions, the Demand easily satisfies the credible basis standard—which entails the "lowest possible burden of proof" under Delaware law, *Seinfeld,* 909 A.2d 117 at 123. Moreover, the suspected wrongdoing need not be actionable, but "possible" and "warrant[] further investigation." *AmerisourceBergen*, 234 A.3d at 421, 437. Accordingly, Starboard is statutorily entitled to books and records that would validate or dispel its concerns and assist it in determining appropriate recourse, and the documents requested in the Demand relate directly to those purposes.

Notwithstanding the legal propriety of the Demand and Starboard's statutory entitlement to inspect the books and records requested therein, in furtherance of the constructive approach Starboard has taken over the past two years, Starboard is amenable to accepting a narrowed set of documents covering a shorter time period in the first instance, while reserving the right to seek additional books and records sought in the Demand pending review of those initial documents. Starboard's revised requests are described in the Appendix attached to this letter.

If the Company agrees to produce documents described in the attached Appendix, Starboard will forego continued demand for the remainder of the books and records sought in the Demand pending review of the documents produced. If we are unable to arrive at a mutually acceptable compromise, Starboard intends to file suit in the Court of Chancery for the State of Delaware to compel the requested inspection as set forth in the Demand. *See* 8 *Del. C.* § 220(c).

Please advise by June 16, 2021, whether the Company accepts the above proposal. In the interim, please provide a draft non-disclosure agreement for our review so that production of documents can begin, including production of the minutes and presentations referenced on pages 5 and 6 of the June 3 Letter. The Company has no legitimate basis to further delay its compliance with the Demand, and we are certain that any additional tactics intended to obstruct or forestall Starboard's inspection rights will be viewed negatively by the Court of Chancery. Should you wish to discuss the Demand or the above proposal, please contact the undersigned counsel as promptly as possible.

Nothing herein should be construed or interpreted to waive, compromise, or alter any of Starboard's rights and privileges, all of which are hereby reserved.

Sincerely,



Andrew Freedman

Encl.

cc: Peter A. Feld, Starboard Value LP
       Jeffrey C. Smith, Starboard Value LP
       Steve Wolosky, Esq., Olshan Frome Wolosky LLP

APPENDIX

Books and Records Demands

The demanded inspection includes all Books and Records within the Company's possession, custody, or control from the date that the Strategic Review was authorized by the Board through the present, unless otherwise indicated:

1. All Board Materials[1] and Senior Management Materials[2] referring or relating to:

    i.   the Series A Financing;

    ii.   the Investment Agreement;

    iii. the KKR Investors;

    iv.   the Dutch Self-Tender;

    v.   the Company's decision to extend the nomination deadline for the 2021 Annual Meeting;

    vi.   any financial analysis of the Company by management or a third-party advisor relating to the Investment Agreement, the Series A Financing, or the Dutch Self-Tender;

    vii. any fairness opinion or recommendation relating to the value of the Company's shares at the time the Series A Financing was priced;

    viii. the retention (or possible retention) of any advisor or consultant to advise the Company and the Board, including any committee thereof, with respect to the Investment Agreement, the Series A Financing, the Dutch Self-Tender or the Company's decision to extend the nomination deadline for the 2021 Annual Meeting; and

    ix.   the decision to eliminate the voting restrictions of the Series A Preferred Stock.

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[1] The term "Board Material" used herein means all minutes, resolutions, or other records of any Board and/or regular or special committee meeting, and all documents provided, considered, discussed, prepared, or disseminated, including materials on board portals, in draft or final form, at, in connection with, in anticipation of, or as a result, of any meeting of the Board or any regular or specially created committee thereof, including, without limitation, all presentations, Board packages, recordings, agendas, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, or resolutions. "Board Material" also includes "Informal Board Material," which includes electronic communications between directors and the corporation's officers and senior employees. *See KT4 P'rs LLC v. Palantir Techs., Inc.*, 203 A.3d 738, 742, 753 (Del. 2019).

[2] The term "Senior Management Materials" means all documents and communications, regardless of whether they were ever provided to the Board or any committee thereof, discussed by, created by, provided to, and/or sent by any "C"-suite executive officer of the Company, "prepared in connection with, in anticipation or as a result of a board meeting." *See AmerisourceBergen*, 243 A.3d at 439.

2. All documents reflecting terms of the Series A Financing, the Investment Agreement and the Dutch Self-Tender, including draft term sheets and agreements.

3. Any and all agreements with any advisor or consultant hired or retained by the Company, including Morgan Stanley & Co. LLC, in connection with the Investment Agreement, the Series A Financing, and the Dutch Self-Tender.

4. Any materials provided to, or presentations made to, investors or potential investors (including the KKR Investors) in connection with or otherwise relating to the Series A Financing, the Investment Agreement, and the Dutch Self-Tender.

5. Any other demand by any other Company stockholder pursuant to Section 220 that relates to the Series A Financing, the Investment Agreement, and the Dutch Self-Tender.

6. All documents produced to any other stockholder in response to a demand pursuant to Section 220 of the DGCL for books and records concerning the Series A Financing, the Investment Agreement, and the Dutch Self-Tender.